ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 9

INSURED		BOND NUMBER

Henderson Global Funds		01585112B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 28, 2012	October 31, 2012 to October 31, 2013	/S/ Joseph R. Costello

In consideration of the premium charged for this Bond, and notwithstanding Item 1 of the Declarations, Name of Insured, or any other Rider to this Bond, it is hereby understood and agreed that the following shall not be Insureds under this Bond:

o	Henderson International All Cap Equity Fund
o	Henderson Japan Focus Fund
o	Henderson Money Market Fund, each a series of:
Henderson Global Funds

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN2.0-00 (1/02)

SECRETARY’S CERTIFICATE

I, Christopher K. Yarbrough, Secretary of Henderson Global Funds (the “Trust”), hereby certify that (i) the “non-interested” Trustees and the entire Board of Trustees of the Trust approved the resolution set forth below for the Henderson International All Cap Equity Fund and Henderson Japan Focus Fund at a meeting of the Board of Trustees of the Trust duly called and held on November 2, 2012, at which a quorum was present and acting throughout, and (ii) the “non-interested” Trustees and the entire Board of Trustees of the Trust consented to and adopted the resolution set forth below in accordance with and pursuant to Section 2.5 of Article II of the Declaration of Trust dated May 11, 2001 for the Henderson Money Market Fund by a unanimous written consent dated November 15, 2012:

RESOLVED, the Board authorizes the officers of the Trust to take any and all action necessary to remove the Henderson International All Cap Equity Fund and Henderson Japan Focus Fund from the Trust’s current fidelity bond for the same coverage amount and premium previously approved by the Board.

RESOLVED, the Board authorizes the officers of the Trust to take any and all action necessary to remove the Henderson Money Market Fund from the Trust’s current fidelity bond for the same coverage amount and premium previously approved by the Board.

IN WITNESS WHEREOF, I have hereunto set my hand this 19th day of December 2012.

/s/ Christopher K. Yarbrough
Christopher K. Yarbrough
Secretary